

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Andrew Gordon, President
Coffee Holding Co., Inc.
3475 Victory Boulevard
Staten Island, New York 10314

> **Re: Coffee Holding Co., Inc.**
> **Form 10-K Fiscal Year Ended October 31, 2009;**
> **Schedule 14A for Annual Meeting April 22, 2010**
> **File No. 1-32491**

Dear Mr. Gordon:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director